FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number: 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of registrant’s name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	☐	No	☒

VIVO PARTICIPAÇÕES S.A.
TABLE OF CONTENTS

Item

1.	English translation of the Notice of Material Fact dated March 25, 2011

2.	English translation of the convening notice for the shareholders’ meeting dated March 25, 2011

3.	English translation of the minutes of the Board of Directors meeting dated March 25, 2011

4.	English translation of the Protocol of Merger dated March 25, 2011

5.	English translation of the minutes of the Fiscal Council meeting dated March 25, 2011

6.	English translation of the Valuation Report by Planconsult dated March 25, 2011 on the net worth of Vivo at market value

7.	English translation of the Valuation Report by Planconsult dated March 25, 2011 on the net worth of Telesp at market value

8.	English translation of the Valuation Report by Planconsult on Vivo dated March 25, 2011 to support the capital increase of Telesp

9.	English translation of the Valuation Report by Ernst & Young Terco dated March 18, 2011

10.	English translation of the Valuation Report by Signatura Lazard dated March 22, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIVO PARTICIPAÇÕES S.A.
Date:	April 11, 2011	By:	/S/ Cristiane Barretto Sales
			Name: Title:	Cristiane Barretto Sales Investor Relations Officer